Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Management’s Discussion and Analysis

2

1.1

Date

2

1.2

Overview and Management’s Discussion and Analysis

2

1.2.1

Casierra Diamond Property, Sierra Leone

3

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

4

1.2.3

Kootenay Gemstone Property, British Columbia

4

1.2.4

Goldsmith Property, British Columbia

5

1.2.5

Stephens Lake Property, Manitoba

5

1.2.6

Wine Nickel-Copper Property, Manitoba

5

1.2.7

Grand Nickel Project, Manitoba

6

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

7

1.2.9

Market and Industry Trends

7

1.3

Selected Annual Information

8

1.4

Results of Operations

8

1.5

Summary of Quarterly Results

11

1.6

Liquidity

12

1.7

Capital Resources

13

1.8

Off-Balance Sheet Arrangements

14

1.9

Transactions with Related Parties

14

1.10

Fourth Quarter

14

1.11

Proposed Transactions

15

1.12

Critical Accounting Estimates

15

1.13

Critical Accounting Policies and Changes in Accounting Policies

15

1.14

Financial Instruments and Other Instruments

16

1.15

Other MD&A Requirements

16

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

16

1.15.2

Disclosure of Outstanding Share Data

16

Other Information

17

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Management’s Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ( “NI 43-101”)), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this quarterly report is February 28, 2008.

1.2

Overview and Management’s Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Cream Minerals Ltd. for the three and nine months ended December 31, 2007, and the audited consolidated financial statements for the year ended March 31, 2007.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the nine months ended December 31, 2007 (“fiscal 2008”), was $1,141,083 or $0.03 per share compared to Cream’s consolidated loss of $473,948 or $0.01 per share in the nine months ended December 31, 2006 (“fiscal 2007”).

•

During fiscal 2008, Cream raised $1,037,515 from the exercise of stock options and warrants, and $1,164,495 in a private placement completed in December 2007, compared to $1,930,990, raised primarily from the proceeds of a private placement, in fiscal 2007.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

•

During fiscal 2008, cash used in operations was $723,958 compared to $515,011 used in operations in fiscal 2007.

•

Bulk sampling of onshore licences in Sierra Leone was initiated in March 2007 and continued until June 2007 when seasonal rain and flooding forced the suspension of bulk sampling.  Another program, expected to begin in the fall of 2007, has been delayed until the early part of 2008 due to a very long rainy season.

1.2.1

Casierra Diamond Property, Sierra Leone

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in Casierra Diamond Corporation (“CDC”).  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.  Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both Casierra Development Fund Inc. (“CDF”) and CDC (collectively “Casierra”).

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano Rivers.

A bulk sampling was undertaken in 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.  The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  The three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed downstream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low in the early part of 2007, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac-coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and the size of the property.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

In February 2008, a crew was mobilized in Sierra Leone and a bulk sampling program was commenced.

Casierra has applied for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, P.Eng. with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s website.

Expenditures incurred on the Casierra property in fiscal 2008, (fiscal 2007 numbers in brackets), include the following:  Acquisition costs - $23,825 ($99,000); community relations - $328 ($24,903); assays and analysis - $1,630 ($3,409); dredging and bulk sampling - $26,009 ($407,069); geological and geophysical - $106,329 ($148,031); site activities - $344,319 ($121,815); stock-based compensation - $99,402 ($Nil); and travel and accommodation- $150,915 ($162,002).

The Company has acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million, if exploration results warrant the start of operations.

1.2.2

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  Drilling continues on the Dos Hornos Zone and to date in calendar 2007, 35 diamond drill holes have been completed, of which 9 drill holes tested quartz veins parallel to Dos Hornos Zone 1.  A total of approximately 6,250 m were drilled along the Dos Hornos Zone 1.  Drilling suggests that the Dos Hornos Zone 1 has been cut into 3 segments for a combined strike length of 1160 m.  It is open to the northeast and southwest.

Expenditures incurred on the Nuevo Milenio property in fiscal 2008, (fiscal 2007 numbers in brackets) include the following: assays and analysis - $16,889 ($1,351); drilling - $424,583 ($225,061); geological and geophysical - $113,439 ($120,020); site activities - $107,137 ($95,968); stock-based compensation - $52,956 ($Nil); and travel and accommodation- $25,662 ($31,185).

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  It has been demonstrated that litho-geochemistry and soil geochemistry techniques can be successful in defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is considered warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  During the fall of 2007, a trenching program was planned, but has not been completed.  Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

1.2.4

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, and Gold Park) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Plans for fiscal 2008 include trenching and follow up prospecting and sampling of gold soil anomalies and airborne geophysical anomalies discovered in 2006.

Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool their three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have reduced the size of the property to one licence, Number 64.

The Companies also have an option agreement to acquire the Trout Claim Group.  Under the terms of the Trout Claim Group agreement, the Companies made cash payments totaling $110,000 and issued 200,001 common shares, of which the last payments of $13,333 and the final share issuance of 16,666 common shares were made during the period, for a total of 66,667 common shares issued by Cream and cash payments of $36,666.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

1.2.6

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

The first test hole, RAD 07 – 01, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).  The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.  For more information about Cream and its mineral property interests, please visit the Company’s website at www.creamminerals.com.

Expenditures on the Manitoba properties in fiscal 2008, with the fiscal 2007 numbers in brackets, were: assays and analysis - $1,338 ($Nil); drilling - $120,470 ($Nil); geological and geophysical - $17,449 ($Nil); site activities - $3,290 ($13,381), and travel and accommodation, including helicopter transport – $69,432 ($Nil).  Most of the fiscal 2008 expenditures were incurred on a drilling program on the Wine Property.

1.2.7

Grand Nickel Project, Manitoba

The Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B (collectively, the “Property”), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Property is located 90 kilometers south west of the Minago Nickel deposit of Victory Nickel Inc.

As reported by W.S. Ferreira Ltd., the Property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  Cream is planning an airborne electromagnetic and magnetic survey using state of the art technology followed by diamond drilling in the New Year.  The Property covers 20 square miles in size.

The Company can earn its interest in the property by making payments to the optionor totaling $100,000 and issuing 200,000 common shares over a 48-month period from the date of regulatory approval.  The Company must also incur exploration expenditures on the property totaling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the agreement, the Company is to pay $5,000 and issue 50,000 common shares to the optionor (issued); and make a cash payment of $10,000 and issue an additional 50,000 common shares one year following the date of regulatory approval.  Upon fulfilling the obligations set out above, the Company will earn a 100%

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

right, title and interest in the property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the Property.  The Company has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

1.2.8

Mineral Property Option Payments Due In Fiscal 2008

In the year ending March 31, 2008, cash payments totalling $138,333 and the issuance of 116,666 common shares will be required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $23,333 have been made and 66,666 common shares have been issued pursuant to the agreements.

1.2.9

Market and Industry Trends

The average gold and silver prices in 2007 were US$695.39 and US$13.38 per ounce, respectively, and the average prices for 2008 up to February 25, 2008, were US$900.30 and US$16.51 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at March 31, 2007	As at March 31, 2006	As at March 31, 2005

Current assets	$ 404,737	$ 432,366	$ 272,923
Mineral property interests	3,837,781	1,323,978	705,730
Other assets	212,704	104,612	148,518
Total assets	4,455,222	1,860,956	1,127,171

Current liabilities	401,127	466,508	138,550
Shareholders’ equity	4,054,095	1,394,448	988,621
Total shareholders’ equity and liabilities	$ 4,455,222	$ 1,860,956	$ 1,127,171

Working capital (deficiency)	$ 3,610	$ (34,142)	$ 134,373

	For the years ended March 31,
	2007	2006	2005
Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)
Loss for the year	(663,350)	(891,264)	(2,815,003)
Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)
Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

1.4

Results of Operations

Nine Months Ended December 31, 2007, Compared to Nine Months Ended December 31, 2006

For fiscal 2008, Cream incurred a loss of $1,141,083, or loss per common share of $0.03, compared to a loss of $473,498, or a loss of $0.01 per common share in fiscal 2007.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

	Three months ended December 31,		Nine months ended December 31,
	2007	2006	2007	2006

Expenses
Amortization	$ 102	$ 731	$ 522	$ 1,474
Finance expense	143,567	--	143,567	--
Foreign exchange	20,493	(13,365)	48,479	(11,944)
Legal, accounting and audit	29,039	15,493	53,688	32,467
Office and administration	31,255	12,056	86,450	61,366
Salaries and benefits	6,916	9,964	87,615	55,981
Shareholder communications	119,852	59,994	272,457	206,187
Management and consulting fees	33,500	28,000	100,500	68,000
Property investigations	31	--	1,734	12,132
Stock-based compensation	63,805	15,105	342,872	62,427
Travel and conferences	5,885	3,724	7,856	6,583
Interest and other income	(1,750)	(13,179)	(4,657)	(21,175)
	452,695	118,523	1,141,083	473,498

Loss for the period	(452,695)	(118,523)	(1,141,083)	(473,498)

Deficit, beginning of period	(19,283,554)	(18,286,791)	(18,595,166)	(17,931,816)

Deficit, end of period	$ (19,736,249)	$ (18,405,314)	$ (19,736,249)	$ (18,405,314)

Loss per share, basic and diluted	$ (0.01)	$ (0.00)	$ (0.03)	$ (0.01)

Weighted average number of common shares outstanding, basic and diluted	45,631,813	38,767,888	45,323,453	37,864,062

General and administrative expenses, not including stock-based compensation, totaled $798,211 in fiscal 2008, compared to $411,071 in fiscal 2007.  The increase was primarily due to several items.  The most significant increase was in shareholder communications with an increase from $206,187 in fiscal 2007 to $272,457 in fiscal 2008.  Other increases include a change in foreign exchange from a gain of $11,944 in fiscal 2007 to a loss of $48,479, an increase in management and consulting fees from $68,000 to $100,500, an increase in legal, accounting and audit from $32,467 to $53,688, an increase in office and administration from $61,366 to $86,450, and an increase in salaries and benefits from $55,981 to $87,615.  It is anticipated that administrative costs will continue to remain at the fiscal 2008 levels for the next fiscal year.  Salary and benefits and office and administration costs relate to increased activity levels of the Company during the fiscal year, primarily due to the exploration activity in Sierra Leone.

Cream conducts exploration activities in Mexico and Sierra Leone, and as such, has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company’s cash balances are primarily held in Canadian dollars, with some balances in United States dollars and in Mexican pesos.  There can be significant volatility with these currencies compared to the Canadian dollar.  As the Company increases its activity in foreign jurisdictions, and carries larger asset balances denominated in foreign currencies, foreign exchange gains and losses will increase as currency values fluctuate.

The fees paid to Lang Mining Corporation totalled $55,000 in fiscal 2007, and increased to $90,000 in fiscal 2008, due to an increase in management fee from $5,000 per month to $10,000 for the services of Mr. Lang as President and Chief Executive Officer.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

services on a full cost recovery basis to Cream and other public companies sharing office space.  The Company also issued 411,764 bonus shares to Frank A. Lang with a value of $140,000 on the date of issue.  In addition, interest of $3,567 relating to a loan to the Company by Mr. Frank A. Lang has been recorded.  This relates to a loan agreement approved by the TSX Venture Exchange in December 2007.

Consulting fees of $10,500 (fiscal 2007 - $13,000) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Legal, accounting and audit costs increased from as noted above due to higher audit fees, and legal costs related to a financing announced in August that did not close.  Changes in generally accepted accounting principles, further reviews of internal controls and more audit testing are expected to be undertaken in fiscal 2008, which may increase accounting and audit costs further.  No major legal expense was incurred in the period.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be finalized on the Casierra properties in Sierra Leone.

Salaries and benefits will likely increase in future due to the increased time for compliance with changing reporting and regulatory regulations.  The exploration activity in Sierra Leone has caused increased use of shared administrative staff related to the tracking and recording of costs incurred.  This in combination with increased regulatory requirements has resulted in an increase in salaries, office and administration costs.  Office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  LMC Management Services Ltd. provides these services on a full cost recovery basis to Cream and other public companies sharing office space.

In fiscal 2008, fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.  The payment of these fees commenced in the second quarter of fiscal 2007, and is capitalized to the Nuevo Milenio property exploration and development costs.

Stock-based compensation of $62,427 in fiscal 2007 compares to $272,457 in fiscal 2008.  The significant increase in expense relates to the amount and timing of vesting of stock options granted to directors, officers, consultants and employees.  During the nine months ended December 31, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.01%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company also granted 780,000 stock options to CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies, as the Company’s investor relations counsel: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.85, with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.12 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  These options are revalued at each quarter end, and at December 31, 2007, using a risk free interest rate of 4.18%; an expected life in years of 1.25, and expected volatility of 94%.a have an estimated fair value of $0.10, $0.08 and $0.07, respectively.  The Company paid $34,500 for these services in fiscal 2008, with no comparative expenditure in fiscal 2008.

An additional grant of 150,000 stock options at a price $0.50, exercisable over a five-year period, expiring December 4, 2012, was made to an investor relations consultant.  A fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model using the following assumptions:

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Risk free interest rate – 4.18%; expected life in years – 5.0, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.  The volatility changed to 92%, and with other factors remaining the same, but with a lower trading price of the Company’s common shares at the end of the period, the estimated fair value of the options granted reduced to $0.28 at December 31, 2007.

Other shareholder communications costs include an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $18,000 in both periods.  Axino AG was paid $75,000 in fiscal 2008 for services primarily related to the European markets, and Dynamic Stock Market Analysts were paid $21,417 to help the Company increase its presence on the internet.  Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements are no longer in effect.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a cost of $3,000 monthly.  These agreements are in addition to the agreement with CHF and were not in place in fiscal 2007.

Interest and other income decreased from $21,175 in fiscal 2007 to $4,657 in fiscal 2008 as a result of lower cash balances held in fiscal 2008.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total acquisition and exploration costs in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2006
Fourth Quarter	34,675	--	54,459	32,550	32,391
Fiscal 2007
First Quarter	259,403	62,682	91,828	--	49,145
Second Quarter	374,404	11,770	44,624	35,381	111,275
Third Quarter	332,422	27,704	6,114	40	313,165
Fourth Quarter	199,613	2	52,134	45,164	496,933
Fiscal 2008
First Quarter	371,974	574	49,169	137,276	118,502
Second Quarter	208,635	164	10,499	109,047	584,113
Third Quarter	172,148	1,115	11,250	28,875	38,051

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Quarterly information for the eight quarters to December 31, 2007, is as follows:

Statement of Operations Data	Three months ended March 31, 2006	Three months ended June 30, 2006	Three months ended September 30, 2006	Three months ended December 31, 2006
Investment and other income	$ 283	$ 7,384	$ 614	$ 13,179
General and administrative expenses	123,280	157,452	146,067	116,597
Stock-based compensation	33,567	29,277	18,045	15,105
Loss according to financial statements	156,564	179,345	175,630	118,523
Loss from continuing operations per common share	0.00	0.01	0.00	0.00

Statement of Operations Data	Three months ended March 31, 2007	Three months ended June 30, 2007	Three months ended September 30, 2007	Three months ended December 31, 2007
Investment and other income	$ 1,322	$ 2,205	$ 703	$ 1,750
General and administrative expenses	185,734	201,674	208,852	390,609
Stock-based compensation	5,440	170,985	108,082	63,805
Property investigations	--	360	1,343	31
Loss according to financial statements	189,852	370,814	317,574	452,695
Loss from continuing operations per common share	0.01	0.01	0.01	0.01

Three Months Ended December 31, 2007, Compared To Three Months Ended December 31, 2006

For the three months ended December 31, 2007 (Q3 2008), Cream incurred a loss of $452,695 or $0.01 per common share, compared to $118,523 or $0.00 per common share for the three months ended December 31, 2006 (Q3 2007).

Legal, accounting and audit fees increased from $15,493 in Q3 2007 to $29,039 in Q3 2008, primarily related to legal expenses related to a financing that was not completed..

Shareholder communications increased from $59,994 in Q3 2007 to $119,852 in Q3 2008.  Year-to-date costs are detailed in the analysis for the nine months ended December 31, 2007.

Stock-based compensation of $15,105 was recorded in Q3 2007, compared to stock-based compensation of $63,805 recorded in Q3 2008.  Stock-based compensation recorded in Q3 2008 is comprised of the vested portion of the options granted to directors, consultants and employees in fiscal 2008 and any changes in the valuation of stock options granted to investor relations consultants.

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2007, Cream had a working capital deficiency of $153,578 (generally defined as current

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $19,736,249 (March 31, 2007 - $18,595,166).

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, the value on the day of approval of the bonus agreement by the TSX Venture Exchange, to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.

The Company has recently commenced its bulk sampling program in Sierra Leone.  Working capital at December 31, 2007, has primarily been committed to this program.  Additional financing will be necessary to conduct any additional work on the Company’s mineral properties and for working capital.

Investing Activities and Capital Expenditures

Current assets increased to $892,917 at December 31, 2007, from $404,737 at March 31, 2007.  The market value of investments in publicly traded marketable securities was $33,359 at December 31, 2007, compared to $34,306 at March 31, 2007.  The values of the marketable securities held are highly volatile.  At December 31, 2007, the cost basis of these publicly traded securities is $31,704 (March 31, 2007 - $31,704).  Investments include shares with a cost basis of $30,796 (March 31, 2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

The Company has acquired additional equipment for $125,363 that has been transported and received in Sierra Leone for the bulk sampling program currently underway on the Sewa River claims.

1.7

Capital Resources

The Company currently has warrants and stock options that may be exercised to acquire common shares, but some of the exercise prices are outside of the current trading range of the Company’s shares.  The Company will have to issue additional common shares to obtain the necessary working capital to pay liabilities and to conduct exploration programs on its properties.

During the nine months ended December 31, 2007, 1,145,500 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $252,130 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.

In December 2007, the Company completed a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.  This private placement closed in two tranches.

Proceeds from the private placement have been used to fund Cream’s work programs on its mineral properties in Sierra Leone and Mexico and for general working capital.  Additional financing will be necessary to conduct any work on the Company’s mineral properties in Canada.

During the nine months ended December 31, 2007, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.  CHF was granted stock options on August 1, 2007, exercisable over a five-year period from grant for an aggregate 780,000 common shares of the Company at strike prices ranging from $0.75 to $0.95 per share, for up to five years.  An additional 150,000 stock options were granted to a consultant at an exercise price of $0.50, expiring December 11, 2012.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions with Related Parties

	Nine months ended December 31,
	2007	2006
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 233,363	$ 178,383
Lang Mining Corporation (b)	70,000	55,000
Kent Avenue Consulting Ltd. (d)	10,500	13,000
Frank A. Lang (e)	143,567	--
Fred Holcapek (f)	US$77,105	US$66,195
	December 31, 2007	March 31, 2007
Balances receivable from:
LMC Management Services Ltd. (a)	$ --	$ 11,999
Ainsworth Jenkins - Casierra project (c)	96,806	--
Directors (h)	309	--
	$ 97,115	$ 11,999
Balances payable to:
Ainsworth Jenkins - Casierra project (c)	--	49,612
LMC Management Services Ltd. (a)	22,812	--
Directors (h)	704,663	47,042
	$ 727,475	$ 96,654

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

The Company issued 411,764 bonus shares to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, commencing 90 days from the receipt of regulatory acceptance, which was December 5, 2007.

(f)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(g)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc. (“Sultan”), and ValGold Resources Ltd.(“ValGold”), companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(h)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at December 31, 2007, the Company was a venture issuer.

1.13

Critical Accounting Policies and Changes in Accounting Policies

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”  The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  The unrealized loss on the available for sale securities for the nine months ended December 31, 2007, was $947, which is reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short term investments, accounts receivable, amounts due to/from related parties, accrued liabilities, and accounts payable.  Financial instruments are recorded at cost.  A significant portion of the Company’s current assets is held in Canadian dollars.  The Company invests its excess funds in Guaranteed Investment Certificates.

The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD&A Requirements

See the unaudited interim consolidated financial statements for the nine months ended December 31, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of February 28, 2008, the date of this MD&A, subject to minor accounting adjustments:

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

Outstanding share information at February 28, 2008

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

47,921,073 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
957,300	0.54	December 18, 2008
70,000	0.54	February 29, 2008
416,100	0.30	October 6, 2009
715,000	0.165	August 3, 2010
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,696,500	0.50	April 18, 2012
50,000	0.50	February 29, 2008
260,000	0.65	September 21, 2012
260,000	0.75	September 21, 2012
260,000	0.85	September 21, 2012
150,000	0.50	December 11, 2012

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$0.40	March 21, 2008
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
3,768,890

During the nine months ended December 31, 2007, 164,200 warrants exercisable at a price of $0.45 expired unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.  During the nine months ended December 31, 2007, 1,745,300 warrants were exercised at $0.45.

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Cream Minerals Ltd.

Three and Nine Months Ended
December 31, 2007

There have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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